UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

GUESS?, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-11893	95-3679695
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1444 South Alameda Street, Los Angeles, California	90021
(Address of principal executive offices)	(Zip Code)

Sandeep Reddy
(213) 765-3100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Overview

Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to Guess?, Inc. and its consolidated subsidiaries.
Our Conflict Minerals Policy
We are committed to being a responsible corporate citizen and are opposed to human rights abuses such as are occurring in the Democratic Republic of the Congo (the “DRC”). We also take seriously our compliance obligations under Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). To these ends, we have adopted and communicated to our suppliers and the public a company policy (the “Conflict Minerals Policy”) regarding the use of Conflict Minerals in our products. As used herein and in the Conflict Minerals Policy and consistent with the Conflict Minerals Rule, Conflict Minerals are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals. The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

1.	Implement and communicate to their personnel and suppliers a Conflict Minerals policy that is consistent with our Conflict Minerals Policy;

2.
Familiarize themselves with the Conflict Minerals Rule and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”);

3.	Put in place procedures for the traceability of Conflict Minerals, working with their suppliers as applicable;

4.	Where possible, source Conflict Minerals from smelters and refiners validated as conflict free;

5.	Maintain reviewable business records supporting the source of Conflict Minerals;

6.
From time to time, at our request, provide us with written certifications and other information concerning the origin of Conflict Minerals in products, components and parts supplied to us and the supplier’s compliance with the Conflict Minerals Policy generally;

7.	Adopt a risk management strategy with respect to identified risks in the supply chain that is consistent with the Conflict Minerals Policy;

8.	Otherwise establish policies, due diligence frameworks and management systems that are consistent with the OECD Guidance; and

9.	Require their direct and indirect suppliers to adopt policies and procedures that are consistent with our Conflict Minerals Policy.
The Conflict Minerals Policy also encourages suppliers to support industry efforts to enhance traceability and responsible practices in global minerals supply chains.
The Conflict Minerals Policy indicates that, if we determine that a supplier may be violating the policy, we may require them to commit to and implement a corrective action plan within a reasonable timeframe. The Conflict Minerals Policy also indicates that continued failure to adhere to our policies and refusal to address issues of concern may lead to termination of our business relationship with the supplier.
Applicability of the Conflict Minerals Rule to Our Business
We design, market and distribute one of the world’s leading lifestyle collections of contemporary apparel and accessories for men, women and children that reflect the American lifestyle and European fashion sensibilities. Our apparel is marketed under numerous trademarks including GUESS?, GUESS Kids, Baby GUESS, G by GUESS, and MARCIANO. The lines include full collections of clothing, including jeans, pants, skirts, dresses, shorts, blouses, shirts, jackets, knitwear and intimate apparel. We also selectively grant licenses to manufacture and distribute a broad range of products that complement our apparel lines, including eyewear, watches, handbags, footwear, kids’ and infants’ apparel, outerwear, swimwear, fragrance, jewelry and other fashion accessories. Certain products that are manufactured and sold by our licensees or that we purchase from other vendors do not come within our Conflict Minerals Rule reporting and compliance because we do not contract to manufacture the products.
We are subject to the Conflict Minerals Rule because Conflict Minerals (mostly tin and gold) are contained in the functional hardware and other components used in some of the apparel and accessories products that we contract to manufacture. For 2013, only 15% of the suppliers of the products that we contracted to manufacture were identified by us as having provided us with products that contained Conflict Minerals content that was necessary to the functionality or production of the products. Even where Conflict Minerals may be present in our products, it generally constitutes a very small or de minimis portion of the materials content of the products.
We do not directly source Conflict Minerals from mines, smelters or refiners, and believe that we are in most cases many levels removed from these market participants. We therefore have limited influence over these upstream actors. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain and competitive factors affecting our supplier base, we often have significant difficultly identifying actors upstream from our direct suppliers. However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure that our suppliers source responsibly.

Conflict Minerals Report
As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following Internet website: http://investors.guess.com. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.
None of the necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms “armed group” and “adjoining country” have the meanings contained in the Conflict Minerals Rule.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 - Exhibit Index
Item 2.01 Exhibits
Exhibit 1.02 - Conflict Minerals Report for the reporting period from January 1 to December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GUESS?, INC.
(Registrant)
May 30, 2014
By: /s/ Sandeep Reddy
Sandeep Reddy
Chief Financial Officer

Exhibit Index

Exhibit	Description
1.02	Conflict Minerals Report for the reporting period from January 1 through December 31, 2013